BTQ Launches World's First Quantum Proof-of-Work Simulator, Delivering the First Commercial Demonstration of Quantum Advantage in Blockchain Consensus

● BTQ Quantum Proof-of-Work (QPoW) Simulator offers a live, interactive platform to demonstrate quantum-native consensus mechanisms that remain compatible with existing blockchain infrastructure.

● QPoW delivers measurable quantum advantage while eliminating vulnerabilities to quantum attacks, offering energy-efficient, post-quantum secure alternatives to legacy proof-of-work systems.

● The release follows BTQ's leadership role in global standards development, with QPoW adopted as the first consensus work-item by Quantum Industrial Standard Association (QuINSA) and positioned to help future-proof digital assets, CBDCs, and high-value payment networks.

Vancouver, British Columbia, July 8, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, today unveiled its Quantum Proof-of-Work Simulator, the first publicly accessible platform that showcases a fully quantum-native mining algorithm that remains verifiable on classical hardware. The release marks a milestone in securing digital assets, offering a quantum analogue to Bitcoin's SHA-256 proof-of-work and creating a path to future-proof digital assets against emerging quantum threats.

This achievement follows the QuINSA standards organization adopting QPoW as the first consensus work-item in its baseline specification and appointing BTQ to chair of the alliance's quantum communications working group, positioning QPoW as a leading contender for the forthcoming ISO-style standards for quantum-secure blockchain technologies.

"Quantum Proof-of-Work shows that quantum hardware can secure, not threaten, the next generation of digital money," said Olivier Roussy Newton, CEO of BTQ Technologies. "Our simulator offers researchers, developers, and miners a first-hand look at how quantum machines can reinforce consensus while preserving compatibility with today's classical infrastructure."

"This advancement further solidifies our continued commitment to delivering a demonstrable, practical quantum advantage to the market," added Roussy Newton. "For the first time, the digital-asset ecosystem can interact with a quantum-secure, energy-efficient consensus mechanism-one that aligns with global regulatory momentum and keeps critical infrastructure resilient in the quantum era."

Key Highlights

● Live, real-time mining cycles demonstrate measurable quantum advantage using coarse-grained boson sampling.

● Adjustable parameters-photon count, optical modes, measurement bins-let users explore security-performance trade-offs.

● Interactive analytics compare miner outputs, visualize network statistics, and validate submissions through total-variation-distance (TVD) and peak-bin-percentage (PBP) checks.

● Energy-efficient design decouples difficulty from power consumption, relying on photonic hardware quality rather than brute-force hashing.

● Post-quantum resilience eliminates vulnerabilities to Grover-style attacks by shifting the work function from hash inversion to provably hard quantum sampling.

Implications for Digital Assets

Current proof-of-work systems face two converging pressures; escalating energy demands from ASIC mining and looming quantum attacks capable of quadratic speed-ups. BTQ's QPoW replaces the hash puzzle with a boson sampling task that runs on today's small photonic quantum devices. Network operators can raise or lower the difficulty by changing the photon count and optical modes, which improves security against quantum adversaries without driving up power consumption. As the difficulty of the boson sampling problem increases, quantum devices will gain a larger advantage in creating valid samples, but since the task is quantum in nature, no single quantum device will have an outsized advantage in producing blocks over other quantum devices. QPoW therefore gives digital-asset networks a simple and practical way to stay efficient and secure in the quantum era.

Regulatory Urgency

Policy makers are moving in lock-step toward mandatory quantum resilience. The European Commission's Coordinated Implementation Roadmap for the Transition to Post-Quantum Cryptography, issued on 23 June 2025, directs all EU Member States to begin PQC migration by 2026 and to secure critical infrastructure by 2030. In the United States, NIST's March 2025 selection of the HQC algorithm as a fifth post-quantum standard signalled the transition from guidance to implementation. Together these milestones underscore the need for consensus layers, such as BTQ's QPoW, whose security assumptions remain intact in a quantum era.

Central-Bank Perspective

The systemic importance of quantum-secure settlement was highlighted at the Bank for International Settlements' Quantum-Readiness for Central Banks and Supervisors conference earlier this year, where 39 central banks agreed that next-generation ledgers must be robust against quantum attacks. QPoW's classically verifiable yet quantum-native design aligns with the BIS mandate and offers a practical path for wholesale CBDC pilots and other high-value payment rails to achieve quantum-readiness without replacing existing node infrastructure.

Ecosystem Momentum

QPoW is part of BTQ's wider execution roadmap. Last month, BTQ unveiled the Quantum Stablecoin Settlement Network (QSSN) to extend quantum security to tokenised dollars and entered a strategic partnership with QPerfect to validate QPoW on neutral-atom quantum processors. These milestones advance BTQ's core mission of bringing practical quantum advantage to market through a full-stack platform. These initiatives position the company to accelerate the commercial adoption of quantum-secure finance and other quantum-grade quantum solutions. The QPoW simulator is live today at https://www.qpow.dev/

Blog: https://www.btq.com/blog/quantum-proof-of-work-qpow-simulator-now-live

About BTQ

BTQ Technologies Corp. (Cboe CA: BTQ | FSE: NG3 | OTCQX: BTQQF) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

KCSA Strategic Communications

Public Relations

E: btq@kcsa.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.